Filed by Towne Services, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company:
                         Towne Services, Inc. Commission File No. 000-24695


The following is the text of  a press release issued by Towne Services, Inc.
on April 9, 2001 announcing that they have extended their previously announced proposed execution date for a definitive merger agreement until April 13, 2001.


Contact: Tom Black                          G. Lynn Boggs
         Chief Executive Officer            Chairman and Chief Executive Officer
         Private Business, Inc.             Towne Services, Inc.
         615/565-7774                       678/475-5200



                 PRIVATE BUSINESS, INC. AND TOWNE SERVICES, INC.
                     ANNOUNCE EXTENSION OF LETTER OF INTENT

BRENTWOOD, Tenn. and SUWANEE, Ga. (April 9, 2001) -- Private Business, Inc. (Nasdaq/SC:PBIZ) and Towne Services, Inc. (Nasdaq/NM: TWNE) today announced that they have extended through April 13, 2001 their previously announced letter of intent to merge.

         On March 13, 2001, Private Business and Towne Services signed a letter of intent to engage in a strategic merger. At that time, the companies expected to sign a definitive merger agreement by the end of March. On March 30, the companies announced that they had agreed to extend the original deadline through April 9. Today's additional extension allows the companies to complete their due diligence and finalize the form of the definitive agreement in preparation for their respective board meetings scheduled to be held on Thursday, April 12. Final terms of the proposed transaction will be disclosed upon the signing of a definitive agreement, which now is expected to take place on or before April 13, 2001.

         Consummation of the merger is subject to customary closing conditions, including approval by the shareholders of both companies, and is expected to occur in the first half of 2001.

         Towne Services, Inc., based in the metropolitan Atlanta area, is a leading provider of services and products that process sales and payment information and related financing transactions for small and mid-sized retail and commercial businesses and banks in the United States. Towne delivers these services and products on-line by linking its business and bank customers to its processing systems using the Internet and telecommunications lines. Towne's systems also act as a hub, or electronic gateway, through which customers can access a variety of e-commerce business and management tools provided by Towne and its strategic alliances.

         Private Business Inc., based in Brentwood, Tennessee, is a leading provider of technology-driven solutions that help banks manage accounts receivable financing for small businesses. The company's principal product, Business Manager, is based on software, marketing services, and online electronic transaction processing offered through a nationwide client network of banks, providing cash flow to thousands of small businesses across the U.S. by enabling them to sell their receivables to the bank.

PBIZ and TWNE Extend Deadline to Sign Definitive Agreement
Page 2
April 9, 2001


         WE URGE INVESTORS AND SECURITY HOLDERS TO READ PRIVATE BUSINESS'S REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE MERGER TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When these and other documents relating to the transaction are filed with the SEC, investors and security holders may obtain a free copy at the SEC's web site at www.sec.gov. The documents filed with the SEC by Private Business may also be obtained free of charge from Private Business by directing a request to Private Business, Inc., 9010 Overlook Boulevard, Brentwood, Tennessee, 37027, Attention Investor Relations, 615/565-7774. The documents filed with the SEC by Towne may also be obtained free of charge from Towne by directing a request to Towne Services, Inc., 3950 Johns Creek Court, Suite 100, Suwanee, Georgia, 30024, Attention Investor Relations 678/475-5200. WHEN THEY BECOME AVAILABLE, READ THE DEFINITIVE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT / PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

         Although this release contains a "forward-looking statement" concerning the parties' belief that the definitive merger agreement will be signed on or before April 13, 2001, the merger agreement might not be signed by that date, or at all, due to a number of factors, including, but not limited to, the results of each party's due diligence investigation.